FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02050215

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

EganaGoldpfeil (Holdings) Limited
formerly known as Egana International (Holdings) Limited
(Translation of registrant's name into English)

Block C4, 11/F., Hong Kong Industrial Centre, 489-491 Castle Peak Road,
Cheung Sha Wan, Kowloon, Hong Kong.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EganaGoldpfeil (Holdings) Limited
Registrant

Date July 24, 2002   By ______________

The Standard Wednesday, July 24, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

EGANAGOLDPFEIL

(HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Announcement

Delisting of the Company's ADS on The Nasdaq Stock Market

EganaGoldpfeil (Holdings) Limited (the "Company") has received a letter dated July 17, 2002, from The Nasdaq Stock Market Inc. ("Nasdaq") stating that Nasdaq has not received the Company's Form 20-F Annual Report ("Form 20-F") for the period ended December 31, 2001 as required by Nasdaq Marketplace Rule 4310(c)(14). Accordingly, the Company's American Depository Shares ("ADS") will be delisted from The Nasdaq Stock Market at the opening of business on July 25, 2002, unless the Company requests a hearing in accordance with Nasdaq Marketplace Rule 4800 Series ("Hearing"). Pursuant to said letter, the Company is required to issue this announcement.

The Company announced on April 29, 2002 that its financial year-end has been changed from December 31 to May 31 and no audited financial statements for the 12-month period ended December 31, 2001 will be prepared. In addition, following the combining of the practice of the Company's previous auditors, Arthur Andersen & Co with PricewaterhouseCoopers from July 1, 2002, PricewaterhouseCoopers will replace Arthur Andersen & Co as the Company's auditors. In connection with the above, the financial statements of the Company for the 17-month period ended May 31, 2002 will be audited by PricewaterhouseCoopers. Given that the Company's ADS has been thinly traded in the past years and that there will be no audit of the Company's accounts for the 12-month period ended December 31, 2001 as required to file Form 20-F, the directors of the Company ("Directors") have decided not to request a Hearing. The Company's ADS will therefore be delisted on July 25, 2002.

The Company's ADS was admitted to trading on the National Market of Nasdaq on July 28, 2000. The underlying shares under the ADS continue to be listed on The Stock Exchange of Hong Kong Limited irrespective of the delisting of the Company's ADS. The Directors consider that there is no material impact resulting from the delisting of the Company's ADS on Nasdaq.

By Order of the Board
Hans-Joerg Seeberger
Chairman and Chief Executive

Hong Kong, July 23, 2002

2002年7月24日 星期三 香港經濟日報

聯洲國際集團

EGANAGOLDPFEIL

(HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

公佈

本公司美國預託證券在納斯達克證券市場除牌

聯洲國際集團（「本公司」）已收到The Nasdaq Stock Market Inc.（「納斯達克」）於二零零二年七月十七日發出之一封函件，表示納斯達克仍未收到根據Nasdaq Marketplace Rule第4310(c)(14)條規定，本公司須呈交截至二零零一年十二月三十一日止年度年報之20-F表格（「20-F表格」）。因此，本公司之美國預託證券（「美國預託證券」）將由二零零二年七月二十五日交易時間開始在納斯達克證券市場除牌，除非本公司提出要求根據Nasdaq Marketplace Rule第4800條進行聽證會（「聽證會」）。根據上述函件，本公司須發表本公佈。

本公司於二零零二年四月二十九日宣佈，本公司之財政年度年結日已由十二月三十一日更改為五月三十一日，且並無編製截至二零零一年十二月三十一日止十二個月之經審核財務報表。此外，本公司以往委聘之核數師安達信公司和羅兵咸永道會計師事務所進行業務合併，由二零零二年七月一日起，羅兵咸永道會計師事務所將取代安達信公司擔任本公司之核數師。就上文所述，本公司截至二零零二年五月三十一日止十七個月之財務報表，將由羅兵咸永道會計師事務所審核。鑑於本公司之美國預託證券過去數年一直交投薄弱，且本公司未能按規定就20-F表格提供截至二零零一年十二月三十一日止十二個月之經審核賬目，本公司之董事（「董事」）已決定不提出進行聽證會要求。因此，本公司之美國預託證券將由二零零二年七月二十五日起除牌。

本公司之美國預託證券由二零零零年七月二十八日起獲准在納斯達克證券市場買賣。雖然本公司之美國預託證券除牌，但美國預託證券有關之股份繼續在香港聯合交易所有限公司上市。董事認為，本公司之美國預託證券在納斯達克除牌，不會對本公司構成重大影響。

承董事會命
主席兼行政總裁
史璧加

香港，二零零二年七月二十三日